EXHIBIT 99.1

SILVER WHEATON CORP.

Annual and Special Meeting of Holders of

Common Shares

May 21, 2009

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

Resolution #1

On a show of hands, the Chairman declared that the shareholders elected the seven directors as listed below:

Eduardo Luna

Peter D. Barnes

Lawrence I. Bell

John A. Brough

R. Peter Gillin

Douglas M. Holtby

Wade D. Nesmith

Resolution #2

On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors and authorized the directors to fix their remuneration.

Resolution #3

The resolution confirming the Corporation’s shareholder rights plan dated December 8, 2008, as more particularly described in the management information circular dated March 27, 2009, was passed by a majority of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares	Percentage of Votes Cast
Votes in Favour	131,154,771	88.9%
Votes Against	16,398,810	11.1%
Total Votes Cast	147,553,581	100.0%

Resolution # 4

The resolution approving amendments to the Corporation’s share option plan, as more particularly described in the management information circular dated March 27, 2009, and as further amended at the meeting, was passed by a majority of the votes cast by ballot. The Corporation’s shareholders present in person or represented by proxy at the meeting voted as follows:

	Total Shares	Percentage of Votes Cast
Votes in Favour	112,682,840	76.4%
Votes Against	34,870,741	23.6%
Total Votes Cast	147,553,581	100.0%